SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE 35.300.147.952

Companhia Aberta

Extract of the Minutes of the Board of Directors held on September 28, 2018

1. Date, Time and Place: On September 28, 2018, at 10:00 a.m., at Gafisa S.A.’s headquarters (“Company”), in the city and State of São Paulo, at Avenida das Nações Unidas 8.501, 19º andar.

2. Call Notice and Attendance: It was waived considering that all members of the Company’s Board of Directors attended the meeting, pursuant to Article 18 of the Company’ Bylaws. Board member Tomás Rocha Awad represented Eric Alexandre Alencar at the meeting.

3. Composition of the Board: Chairman: Mu Hak You. Secretary: Arthur Gonzalez Cronemberger Parente.

4. Agenda: Among other items, (i) election of chairman of the Board of Directors; (ii) dismissal of Management’s Directors: Chief Executive Officer, Mr. Sandro Rogério da Silva Gamba; Chief Financial and Investor Relations Officer, Carlos Eduardo Moraes Calheiros and Operational Executive Officer, Gerson Cohen; (iii) election of the following Management Directors: Chief Executive Officer, Ana Maria Loureiro Recart, who will also hold the position of interim Chief Financial and Investor Relations Officer; and Operational Executive Officer, Karen Sanchez Guimarães; (iv) change the Company’s headquarters; (v) close the Company’s subsidiary in Rio de Janeiro; and (vi) deliberate on the Share Buyback Program issued by the Company according to Appendix I.

5. Resolutions: First and foremost, Board members Mu Hak You, Karen Guimaraes, Thiago You and Ana Recart renounced their right to receive compensation as the Company’s board members until the Company presents positive net results, recovering the loss of previous years.

The Board members approved: (i) unanimously by the attending members, to elect Mu Hak You as President of the Company’s Board of Directors; (ii) unanimously by the attending members, to dismiss Chief Executive Officer, Mr. Sandro Rogério da Silva Gamba, and, by majority of the attending members, to dismiss Chief Financial and Investor Relations Officer, Mr. Carlos Eduardo Moraes Calheiros and Operational Executive Officer, Mr. Gerson Cohen; (iii) by majority of the attending members, to elect the following Management Directors: Chief

Executive Officer, Ana Maria Loureiro Recart, who will also hold the position of interim Chief Financial and Investor Relations Officer, and Operational Executive Officer, Karen Sanchez Guimarães; (iv) unanimously by the attending members, the Management will take necessary measures to change the Company’s headquarters and, by majority of the attending members, the choice of São Caetano do Sul, State of São Paulo as the Company’s new headquarters; (v) unanimously by the attending members, with abstentions from board members Eric Alexandre Alencar and Tomás Rocha Awad, to close the Company’s subsidiary located in the city of do Rio de Janeiro, State of Rio de Janeiro, at Av. das Américas, nº 12.900, bairro Recreio dos Bandeirantes, CEP 22640-100, authorizing the Company’s Management to take all measures necessary regarding this subject; and (vi) by majority of the attending members, to approve the Share Buyback Program issued by the Company, to which the Company shall acquire up to 3,516,970 common shares, without face value, by its own issuance, pursuant to Appendix 30-XXXVI of CVM Instruction No. 480 in the present Appendix I, being released to the market by the means of Material Fact. The acquisition operations of the approved Program’s object can be made in a period up to 12 months, beginning on October 1st, 2018 and ending on October 1st, 2019, with the Company’s Management authorized to define the opportunity and quantity to be acquired, considering the approved limits.

6. Closure: With no further matters to be discussed, these minutes were read, approved and signed by the attending Board members. São Paulo, September 28, 2018. (a.a.) Presiding Board: Mu Hak You – Chairman; Arthur Gonzalez Cronemberger Parente – Secretary. Attending Board members: Tomás Rocha Awad, Eric Alexandre Alencar (p.p. Tomás Rocha Awad), Mu Hak You, Pedro Carvalho de Mello, Thiago Hi Joon You, Karen Sanchez Guimarães and Ana Maria Loureiro Recart.

This extract is a faithful transcription of excerpts from the original minutes drawn up in the Company’s appropriate book.

São Paulo, September 28, 2018

Mu Hak You	Arthur Gonzalez Cronemberger Parente
Chairman	Secretary

Appendix I

Purchase of Shares of Its Own Issuance

(pursuant to Appendix 30-XXXVI of CVM Instruction No. 480/09)

1. Thoroughly justify the object and expected economic effects from the operation;

The Company’s shares acquired by means of the Share Buyback Program will be held in treasury with the objective of generating value to the Company’s shareholders, being able to be cancelled, alienated and/or used in attendance to the purchase of shares issued by the Company.

2. Inform the number of shares in (i) outstanding and (ii) already held in treasury;

Pursuant to CVM Instruction No. 567/15 Article 8’s definition, on 09.26.2018, the Company (i) owns 43,902,661 shares outstanding, and (ii) 873,296 shares held in treasury.

3. Inform the number of shares that can be acquired or alienated;

The maximum number of shares to be acquired by the Company, on the terms of the Share Buyback Program, is up to 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15.

4. Describe the main characteristics of derivative instruments the Company may use, where applicable;

The Company may use derivative instruments to acquire term shares on the stock market, which terms and conditions shall be determined on an individual basis, according to the legal limits.

5. Describe, where applicable, eventual deals or orientations for existing vote between the Company and its counterpart in the operations;

Non-applicable. The acquisition of shares will happen by means of stock market operations, and therefore, will not have any existing vote orientations between the Company and its counterparts in the operation.

6. In the chance of operations happened outside securities’ markets, inform:

Non-applicable, because the operations will happen on the stock market.

a. the maximum (minimum) price by which the shares will be acquired (alienated); and

b. where appropriate, the reasons that justify the operation at prices over 10% (ten percent) higher, in the case of acquisition, or over 10% (ten percent) inferior, in the case of alienation, at stock price average, weighted average volume, in the last 10 (ten) trading sessions;

7. Inform, where applicable, the impacts the negotiation will have on the shareholding control composition or the society’s administrative structure;

There won’t be any impact on the shareholding control composition or the Company’s administrative structure in the view of the implementation of the Share Buyback Program.

8. Identify the counterparts, if knwon, and, regarding any party related to the Company, as defined by accounting rules that regulate this matter, provide the informations required by Article 8 of CVM Instruction No. 481, of December 17, 2009;

Non-applicable. The shares’ acquisition will happen by means of stock market operations, and therefore, the counterparts will not be acknowledged.

9. Indicate the destination of accrued resources, if applicable;

The decision to cancel or alienate shares acquired in the context of the Share Buyback Program and held in treasury will take place in due time and will be properly communicated to the market.

10. Indicate the maximum period to liquidate the authorized operations;

The maximum period to acquire Company’s shares regarding the Share Buyback Program will be of 12 (twelve) months, beginning on October 1st, 2018 and ending on October 1st, 2019, being the Management responsible for defining the dates which the buyback will be effectively executed.

11. Identify the institutions to act as mediators, if applicable;

The acquisition operations will be held at market value on of BM&FBOVESPA, mediated by the following financial institutions: (1) BTG PACTUAL DTVM S.A., headquartered at Av. Brigadeiro Faria Lima 3477, 14º andar, São Paulo - SP; (2) SANTANDER CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., headquartered in the city and State of São Paulo, Av. Presidente Juscelino Kubitschek, n º 2041 and 2235, - 24º andar CNPJ/MF under No. 51.014.223/0001-49; (3) PLANNER CORRETORA DE VALORES S.A., CNPJ under No. 00.806.535/0001-54, headquartered at Av. Brigadeiro Faria Lima, 3900 10º Andar, Itaim Bibi, in the city and State of São Paulo, CEP 04538-132; and (4) TERRA INVESTIMENTOS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., headquartered at Rua Joaquim Floriano, nº 100, 5º andar - Itaim Bibi – São Paulo – SP, Cep.: 04534-000,  CNPJ under No. 03.751.794/0001-13.

12. Specify the available resources to be used, pursuant to Article 7, § 1, of CVM Instruction No. 567, of September 17, 2015;

According to quarterly information – ITR of 06/30/2018, the Company disposes of resources available to the means of Article 7, § 1, of CVM Instruction No. 567/15.

13. Specify the reasons why the Board members feel comfortable that the Share Buyback will not harm the fulfillment of obligations with creditors nor the payment of obligatory dividends, fixed or minimum.

The Board members feel comfortable that the Company’s Share Buyback will not harm the fulfillment of obligations with creditors nor the payment of obligatory dividends.

Appendix II

Tomás Awad + Eric Alencar

Votes and justifications:

       I.            Election of Chairman of the Board of Directors:

- Mu Hak

- Vote: abstention

    II.            Removal of the Board of Executive Officers:

            - CEO – Sandro Gamba – vote for

            - CFO + Gerson (administrative officer) – vote against

Justification: We are carrying out several changes in relevant positions at the same time. Current CFO is fully qualified to perform his position and losing this communication with financial market may result in adverse impacts on the company’s funding capacity. The administrative officer is also qualified, he plays an essential role in the elaboration of financial statements. The Company may face adversities in reporting its financial statements in the short term, especially as it is also trades ADRs on the New York Exchange.

 III.            Election of new CEO (Ana Recart) and Administrative Officer (Karen Sanchez Guimarães):

- Vote against

 IV.            Waiver of Board Members’ compensation:

- Vote: abstention

    V.            Change of headquarters:

            - Favorable vote to leave current headquarters

            - Vote against move to the city of São Caetano do Sul

Justification: The Company does not have relevant business volume in the city of São Caetano do Sul. Most suppliers, partners, and customers are based in the city of São Paulo. A change of address to the city of São Caetano do Sul should result in losing qualified labor, which may cause material business discontinuance. We will lose the more qualified professionals. We should move to the regions of Berrini, Paulista or Vila Olímpia in São Paulo.

 VI.            Shutdown of Rio de Janeiro branch:

- Vote: Abstention

VII.            Buyback approval:

- Vote: Against

Justification: The Board of Directors does not have information to make such a decision. We do not have future cash flow projections. The Company’s cash burn totals approximately R$50 million up to date, with high leverage of 82% of net debt to Shareholders’ Equity. This decision may jeopardize the Company’s liquidity, especially in such momentum of several changes in management, and in the communication with lenders.

Tomás Rocha Awad

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 2, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer